UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 10, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Array BioPharma Inc.

File No. 1-16633 - CF#36878

Array BioPharma Inc. submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to Forms listed below.

Based on representations by Array BioPharma Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	November 4, 2008	through October 31, 2028
10.2	10-Q	November 4, 2008	through October 31, 2028
10.3	10-Q	November 2, 2009	through October 31, 2028
10.1	10-Q	November 9, 2010	through October 31, 2028
10.3	10-Q	May 7, 2015	through October 31, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary